                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to ______________________

                         Commission File Number 0-22276
                                               --------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     ALLIED HOLDINGS 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ALLIED HOLDINGS, INC.
                              160 Clairemont Avenue
                                    Suite 200
                             Decatur, Georgia 30030

                     (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on form 11-K:

     Report of Independent Public Accountants.

     Financial Statements:

              Statements of Net Assets Available for Benefits as of
                          December 31, 1999 and 1998.

              Statement of Changes in Net Assets
              Available for Benefits for the year ended December 31, 1999.

         Notes to Financial Statements and Schedules.

Schedules Supporting Financial Statements:

         Schedule I: Schedule H, Line 4i - Schedule of Assets held for Investment Purposes.

                     (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

         Exhibit 23 - Consent of Arthur Andersen LLP.

                          ALLIED 401(K) RETIREMENT PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS--DECEMBER 31, 1999 AND 1998

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         SCHEDULE I: SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD FOR INVESTMENT
                     PURPOSES--DECEMBER 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PLAN ADMINISTRATOR OF THE
ALLIED 401(K) RETIREMENT PLAN:

We have audited the accompanying statements of net assets available for benefits of the ALLIED 401(K) RETIREMENT PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

ATLANTA, GEORGIA
JUNE 22, 2000

                          ALLIED 401(K) RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998



                                                                    1999           1998
                                                                -----------    -----------

  CASH                                                          $    29,068    $         0
  INVESTMENTS, AT FAIR VALUE AS DETERMINED BY QUOTED
     MARKET PRICES:
         Mutual funds                                             6,904,980              0
         Pooled separate accounts                                58,365,357     54,494,707
         Allied Holdings, Inc. common stock                         362,088        751,552
         Ryder System, Inc. common stock                            649,017        915,047

  INVESTMENTS, AT CONTRACT VALUE:
      Loans to participants                                       3,192,883      3,068,829
      Deposits in general account of Principal Life Insurance
         Company--guaranteed interest accounts                   12,252,119     11,540,606
                                                                -----------    -----------
   NET ASSETS AVAILABLE FOR BENEFITS                            $81,755,512    $70,770,741
                                                                ===========    ===========









        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                          ALLIED 401(K) RETIREMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


ADDITIONS:
    Contributions:
       Participant                                                   $ 9,181,819
       Employer                                                          759,029
       Rollovers from qualified plans                                    407,678
                                                                     -----------
              Total contributions                                     10,348,526
    Interest and dividend income                                         863,585
    Net appreciation (depreciation) in fair value of investments:
       Mutual funds                                                      175,894
       Pooled separate accounts                                        5,876,740
       Common stock                                                     (481,654)
    Loan interest                                                        152,490
                                                                     -----------
              Total additions                                         16,935,581
                                                                     -----------

DEDUCTIONS:
    Benefits paid to participants                                     (5,613,700)
    Administrative expenses                                             (337,110)
                                                                     -----------

              Total deductions                                        (5,950,810)
                                                                     -----------
NET INCREASE                                                          10,984,771

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                  70,770,741
                                                                     -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                       $81,755,512
                                                                     ===========








         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                          ALLIED 401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

1.  PLAN DESCRIPTION

    The following brief description of the Allied 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

    GENERAL

    The Plan is a defined contribution plan established for the employees of Allied Holdings, Inc. (the "Company") and certain of its subsidiaries who have adopted the Plan, as defined, under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. The Plan benefits all eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan was restated in December 1994, naming the Company as the primary sponsor of the Plan. The Plan was also restated in December
    1999 to incorporate all prior amendments and to conform to new IRC provisions.

    PARTICIPATION

    All employees who are age 21 or older may elect to participate in the Plan upon full-time employment. Some of the adopting subsidiaries have elected to exclude collectively bargained employees and have a service requirement for eligibility.

    CONTRIBUTIONS

    Participating employees may elect to defer a percentage of their pretax compensation, as specified in their employers' adoption agreements, each calendar year, subject to IRC limitations. The Plan provides for matching contributions for nonunion participants. The Company matches 100% of a participant's deferral, up to 3% of his/her pretax compensation or a maximum of $1,000 for each eligible participant. A participant must be employed by the Company on the last day of the plan year in order to be eligible for a matching contribution. Employer matching for new, retired, disabled, and deceased employees is based on the portion of the year that the employee was eligible to participate in the Plan. The Plan was amended effective July 8, 1997 to allow for roll-over contributions from previous employers' qualified retirement plans.

    INVESTMENT OPTIONS

    All contributions to the Plan are participant-directed and are invested, as elected by each participant, in one or any combination of the investment options offered by the Plan, which include separate accounts and guaranteed interest accounts managed by Principal Life Insurance Company ("Principal") under a group annuity contract and corporate common stock funds. Beginning in 1999, the participants were also able to direct their moneys into electronically linked mutual funds managed by third-party investment advisors. Participants receive investment income, gains, and losses from plan investments based on their proportionate shares of fund balances to the total fund balances during the year.

    Effective in 1997, with the acquisition of Ryder Automotive Carrier Services, Inc. and RC Management Corp. ("Ryder"), the Plan was amended to permit rollovers from other qualified plans. Employees of

    Ryder were eligible to receive distributions of their accounts from the qualified plan maintained by Ryder. Some of the employees elected to roll over their distributions to the Plan, including Ryder System, Inc. common stock which was received as an in-kind distribution. This stock is held by the Plan and may be sold by the participants or held. No additional acquisitions of Ryder System, Inc. common stock are permitted.

    DISTRIBUTION AND VESTING OF BENEFITS

    Both employer and participant contributions are 100% vested at all times. Upon normal retirement, permanent disability, or death, the employee or designated beneficiary is eligible to receive all of the employee's share of accumulated benefits of the Plan in a lump-sum distribution, an annuity, or installments over a period of time. Upon termination of employment, the employee or designated beneficiary is entitled to receive the participant's account balance or continue his/her account until normal retirement or earlier.

    EXPENSES

    Administrative expenses of the Plan are paid by the Plan and the Company. Participants pay a transaction fee for loans. The Plan pays an annual fee to cover fund investment management expenses based on average plan assets. This fee is deducted from interest and dividend income of the funds prior to allocation to the participants' accounts. The plan also pays record-keeping expenses which are allocated to the participants' accounts.

    PLAN TERMINATION

    Although the Company intends for the Plan to be continued indefinitely, it reserves the right to terminate the Plan subject to the provisions of ERISA. Should the plan terminate, all participants would become fully vested and the Plan's assets would be distributed.

    LOANS TO PARTICIPANTS

    The Plan permits loans to participants of up to 50% of each participant's vested balance, not to exceed $50,000. Loans are made for a minimum of $1,000, and only one loan may be made in any 12-month period. Such loans are payable over five years generally through payroll deductions and bear interest at rates determined by the plan administrator based on prevailing market conditions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

    BASIS OF ACCOUNTING

    The accounting records of the Plan are maintained on a modified cash basis. Under the modified cash basis, receivables and accrued expenses are not recorded and investments are stated at market value. Contributions receivable at December 31, 1999 and 1998 were approximately $0 and $34,000, respectively. In addition, refunds of contributions of approximately $124,000 and $113,000 were due to participants at December 31, 1999 and 1998, respectively. These amounts have not been recorded in the accompanying financial statements which have been prepared on the modified cash basis of accounting.

    The preparation of the Plan's financial statements requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

    VALUATION OF INVESTMENTS

    Investments are recorded at market value based on quoted market prices, with the exception of assets in the Fixed Interest Fund which are stated at contract value. The Plan has adopted Statement of Position ("SOP")
    94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 specifies that nonbenefit-responsive investment contracts held by defined contribution plans should be reported at fair value. The investment in the general account at Principal is nonbenefit-responsive due to surrender charges which apply to early withdrawals. The fair value of the guaranteed interest account as of December 31, 1999 and 1998 approximates contract value. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses.

    At December 31, 1999 and 1998, the Plan was holding 59,019 and 52,412 shares of Allied Holdings, Inc. common stock. All transactions in the company stock fund are considered to be related-party transactions.

    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

    Net realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

    RECLASSIFICATIONS

    The Accounting Standards Executive Committee has issued SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," that eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 plan year, and the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.  ADMINISTRATION OF THE PLAN

    Deutsche Bank AG (formerly Banker's Trust Company) serves as the Plan's trustee and is custodian for the stock funds. The Company is the administrator of the Plan. Principal serves as the Plan's record keeper and investment custodian for the separate accounts and guaranteed interest accounts.

4.  TAX STATUS

    The Plan has received a favorable letter of determination from the Internal Revenue Service dated November 30, 1998 covering the Plan as then designed. The letter of determination states that the Plan is designed in compliance with Section 401 of the IRC and that the related trust is entitled to an exemption from taxation under the provisions of Section 501(a). The Plan has been amended and restated since receipt of the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1999 and 1998.

                          ALLIED 401(k) RETIREMENT PLAN

      SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999


                                                      Description of Investment, Including
                     Identity of Issuer,                Maturity Date, Rate of Interest,                Current
         Borrower, Lessor, or Similar Party           Collateral, and Par or Maturity Value              Value
    ----------------------------------------         -----------------------------------------     ---------------
   * VARIOUS PLAN PARTICIPANTS                         Participant loans (interest rates
                                                          ranging from 6% to 10%)                  $  3,192,883

   * PRINCIPAL LIFE INSURANCE COMPANY                  U.S. Stock Fund                               12,632,338
                                                       Money Market Fund                              8,721,102
                                                       Bond & Mortgage Fund                           3,254,633
                                                       International Stock Fund                       6,058,144
                                                       Large Cap Stock Index Fund                    21,315,146
                                                       Medium Company Blend Fund                      6,383,994

                                                       Deposits in general account of
                                                          insurance company:

                                                             6.53%, matures December 31, 1999         1,831,188

                                                             5.95%, matures December 31, 2000         2,352,472

                                                             6.02%, matures December 31, 2001         1,934,507

                                                             5.19%, matures December 31, 2002         2,717,794

                                                             5.54%, matures December 31, 2003         3,416,158

     THE VANGUARD GROUP                                Wellington Fund                                1,682,091

     FIDELITY INVESTMENTS                              Fidelity Advisor Growth Opportunities
                                                          Fund (Institutional Class)                    629,722

     PUTNAM INVESTMENTS                                Putnam Investors Fund                          2,838,721

     STRONG INVESTMENTS, INC.                          Strong Asset Allocation Fund                     231,070

     NEUBERGER BERMAN, L.L.C.                          Neuberger Berman Genesis Trust                 1,523,376

   * ALLIED HOLDINGS, INC.                             Common stock, 59,019 shares                      362,088

     RYDER SYSTEM, INC.                                Common stock, 26,744 shares                      649,017
                                                                                                    -----------
                                                                                                    $81,726,444
                                                                                                    ===========

                        *REPRESENTS A PARTY IN INTEREST.

          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS SCHEDULE.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    ALLIED HOLDINGS, INC. 401(k) RETIREMENT PLAN


                    By: /s/ Daniel H. Popky
                        --------------------------------------------------------
                        Name:  Daniel H. Popky
                        Title: Senior Vice President and Chief Financial Officer


Date:  June 28, 2000



                                  EXHIBIT INDEX


Exhibit                   Description                               Location
----------------          ---------------------------------         ------------------
(23)                      Consent of Arthur Andersen LLP            Filed herewith
